SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 1 Extrato da DEL-085/2022 RCA 939, de 04.07.2022

CERTIFICATE

MINUTES OF THE NINTH THIRTY-NINTH MEETING OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CNPJ/ME nº 00001180/0001-26

NIRE 53.3.00000859

On the fourth day of July of the year two thousand and twenty-two, at 5:08 pm, the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company"), with headquarters located at Rua da Quitanda, nº 196, 25º andar, Centro, Rio de Janeiro - RJ, installed its 939th videoconference meeting in an exclusively remote environment - Cisco Webex Meetings, with closing record work at 5:15 pm on the same day. The call was made by order of the Chairman of the Board of Directors, through electronic correspondence, on the fourth day of July of the year two thousand and twenty-two, pursuant to paragraph 5 of article 29, of the Company's bylaws. Board member RUY FLAKS SCHNEIDER (RFS) took over the chair. The Directors ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), JERÔNIMO ANTUNES (JEA), BRUNO ESTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), MARCELO DE SIQUEIRA FREITAS (MSF), FELIPE VILLELA DIAS (FVD), DANIEL ALVES FERREIRA (DAF), CARLOS EDUARDO RODRIGUES PEREIRA (CRP) and ANA SILVIA CORSO MATTE (ASM) attended the meeting. There were no records of absences. The Governance Secretary BRUNO KLAPPER LOPES (BKL) and the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) also participated in the meeting.

Agenda: Eletrobras' Executive Board, through Resolution RES-319/2022, of 07.04.2022, based on the authorization granted by the 181st Extraordinary General Meeting held on February 22, 2022 and on the resolutions taken by the Board of Directors at the 933rd Meeting of the Board of Directors held on May 27, 2022, and in compliance with the provisions of the Resolution of the Board of the Investment Partnership Program ("CPPI") No. 203, of October 19, 2021, as amended ( "CPPI Resolution 203") and as approved by the Federal Audit Court on May 18, 2022, formalized a proposal for a resolution with the objective of approving:

(1)	the accounting allocation of the funds obtained by the Company with the full exercise of the option for the supplementary lot of Common Shares (as defined below) by Bank of America Merrill Lynch Banco Múltiplo S.A., within the scope of the public offering for the primary distribution of common shares of issuance of the Company ("Common Shares") ("Primary Offering") ("Supplemental Share Option").
(2)	the Company's capital increase, within the limit of the authorized capital, through the issuance of Common Shares, excluding the preemptive right of the Company's current shareholders, pursuant to article 172, item I, of Law No. 6,404, of December 15, 1976, as amended ("Corporate Law"), and the sole paragraph of article 6 of the Company's bylaws, due to the full exercise of the Stock Option of the Supplementary Lot.
(3)	verification of the subscription of the Common Shares issued due to the full exercise of the Share Option of the Supplementary Lot and ratification of the Company's new capital stock.
(4)	the update, ad referendum of the Company's next general shareholders' meeting, of the capital stock reflected in the caput of article 6 of the Company's bylaws.
(5)	the entire contents of the following documents ("Global Offering Documents"): (a) announcement of the closing of the public offering for the primary and secondary distribution of Common Shares approved by the 181st Extraordinary General Meeting held on February 22, 2022 and at the 933rd Board of Directors Meeting held on May 27, 2022 ("Global Offer"); (b) closing press release of the Offering ("Closing Press Release"); and (c) Form 6-K relating to the Closing Press Release.

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 2 Extrato da DEL-085/2022 RCA 939, de 04.07.2022
(6)	the ratification of the signature of the First Amendment to the Private Instrument of Agreement for the Provision of Services for Stabilizing the Price of Common Shares Issued by Centrais Elétricas Brasileiras S.A. – Eletrobras ("First Amendment to the Stabilization Agreement") by the Company's directors.
(7)	the reiteration of the authorization to the Company's directors to practice all the regular management acts that are necessary for the accomplishment of the Global Offer.
(8)	the authorization for the Company's Director of Governance, Risks and Compliance to formalize the validation of the final version of the Global Offer Documents to the Global Offer work group, including the completion of information arising from the full exercise of the Share Option of the Supplementary lot.

Resolution: DEL-085/2022. The following was unanimously approved, without reservations and restrictions, and with the prior advice of the Company's competent governance bodies, as applicable:

(1)	the allocation of all funds obtained by the Company with the full exercise of the Supplementary Lot Stock Option to the Company's capital account.
(2)	the Company's capital increase, within the limit of the authorized capital provided for in the sole paragraph of article 6 of the Company's bylaws, through the issuance of 104,621,528 registered, book-entry common shares with no par value, without observing the current proportion between common shares and preferred shares issued by the Company, but observing the maximum proportion between preferred shares and common shares as provided in paragraph 2 of article 14 of its bylaws, and in item III of paragraph 1 of article 8 of Law no. 10,303, of October 31, 2001, as amended, excluding the preemptive right, but granting the Shareholders' priority right to subscribe to the maximum amount of the supplementary lot of Common Shares, in an amount equivalent to up to the limit of proportional subscription of the respective Shareholder provided for in the Announcement of Commencement and in the Final Prospectus, of the holders of common and preferred shares of and Company's mission on May 27, 2022 ("First Cut-Off Date"), pursuant to item I of article 172, of the Brazilian Corporation Law and article 6 of the Company's bylaws, in accordance with the provisions of the Law No. 14,182, of July 12, 2021, as amended, due to the full exercise of the Share Option of the Supplementary Lot, at the unit issue price corresponding to BRL 42.00, totaling BRL 4,394,104,176,00, thus increasing the Company's capital from BRL 65,419,635,826.52 to BRL 69,813,740,002.52.

For the purposes of these minutes, "Shareholders" means all common and preferred shareholders of the Company on the First Cut-off Date, provided that, pursuant to paragraph 3 of article 3 of Resolution CPPI 203, participation in the Global Offering of ( a) bodies and entities that are part of the direct, indirect or foundational federal public administration; (b) funds in which the Federal Government ("Government") holds, directly or indirectly, the majority of shares; and (c) any of the powers of the Government;

(3)	the verification of the subscription of 104,621,528 common shares issued by the Company within the scope of the Global Offering and the ratification of the Company's new capital stock, which corresponds to R$ 69,813,740,002.52, divided into 2,021,139,464 common shares, 146,920 class "A" preferred shares, 279,941,393 class "B" preferred shares and 1 special class preferred share exclusively securitized by the Federal Government, all nominative, book-entry shares and without par value. The Common Shares issued as a

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 3 Extrato da DEL-085/2022 RCA 939, de 04.07.2022

result of the capital increase approved, pursuant to item (2) above, will grant their respective holders, from the date of settlement of the supplementary lot of Common Shares, the same rights, advantages, obligations and restrictions assigned to the holders of common shares issued by the Company currently outstanding, pursuant to the Company's bylaws, the Brazilian Corporation Law and the Level 1 Regulation of B3. The new Common Shares will also entitle their holders to the full receipt of dividends and other earnings of any nature that may be declared as of the publication of the Closing Announcement.

(4)	in view of the approval of the capital increase object of the resolution of item (2) above, to approve, ad referendum of the next general meeting of the Company's shareholders, the update of the capital stock reflected in the caput of article 6 of the Company's bylaws to reflect the Company's capital increase, which will take effect with the following wording:

"Article 6 - The capital stock is BRL 69,813,740,002.52 (sixty-nine billion, eight hundred and thirteen million, seven hundred and forty thousand and two reais and fifty-two cents), divided into 2,021,139,464 (two billion, twenty-one million, one hundred and thirty-nine thousand, four hundred and sixty-four) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) class "A" preferred shares, 279,941,393 (two hundred and seventy nine million, nine hundred and forty-one thousand, three hundred and ninety-three) class "B" preferred shares and 1 (one) special class preferred share exclusively securitized by the Federal Government, all without par value."

(5)	the entire contents of the Global Offer Documents.

(6)	the ratification of the signature of the First Amendment to the Stabilization Agreement by the Company's officers.
(7)	the reiteration of the authorization for the Company's directors to practice all the regular management acts that are necessary for the accomplishment of the Global Offer.
(8)	authorization for the Company's Director of Governance, Risks and Compliance to formalize the validation of the final version of the Global Offer Documents to the Global Offer work group, including the completion of the information resulting from the full exercise of the Share Option of the Supplementary lot.

Closing and drawing up: There being no further business on DEL-085/2022, the Chairman of the Board of Directors closed the related work and ordered the Secretary of Governance to draw up this Certificate which, after being read and approved, will be signed by the Chairman Administrative Council. The other matters raised at that meeting were omitted from this certificate, as they relate to interests that are merely internal to the Company, a legitimate precaution, supported by the Management's duty of secrecy, according to the "caput" of article 155 of the Brazilian Corporation Law, standing , therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. It is hereby registered that the material pertinent to the items resolved at this Board of Directors' Meeting is filed at the Company's headquarters. The resolution portrayed in this certificate is a faithful copy of the decision made in the minutes of the meeting in question and contained in the proper book that is filed at the Company's headquarters. Present at the meeting and signatories of the minutes: Chairman RUY FLAKS SCHNEIDER (RFS); Directors ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), JERÔNIMO ANTUNES (JEA), BRUNO ESTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), MARCELO DE SIQUEIRA FREITAS (MSF), FELIPE VILLELA DIAS (FVD), DANIEL ALVES FERREIRA (DAF), CARLOS EDUARDO RODRIGUES PEREIRA (CRP) and ANA SILVIA CORSO MATTE (ASM); Governance Secretary BRUNO KLAPPER LOPES (BKL); Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ).

Rio de Janeiro, July 4 2022.

_________________________________

RUY FLAKS SCHNEIDER

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.